VALIC Company I

2929 Allen Parkway

Houston, TX 77019

January 21, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Megan Miller

Re:	Response to Staff Comments on Sarbanes-Oxley Review of the Shareholder Report for VALIC Company I, File No. 811-03738, for the fiscal period ended May 31, 2025

Dear Ms. Miller:

On behalf of VALIC Company I (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Matthew J. Van Wormer, Esq. of Sullivan & Worcester LLP, counsel to the Registrant, by telephone on January 5, 2026, regarding the Registrant’s Shareholder Report on Form N-CSR, as filed with the Commission on August 8, 2025, with respect to each of the Registrant’s series (each, a “Fund” and collectively, the “Funds”). The Staff’s comments, which are set forth below in italicized text, have been summarized to the best of our understanding. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment.

Comment No. 1:

Please disclose sufficient information for a user of financial information to understand the terms of payments to be received and paid for open Contracts for Differences in accordance with the requirements of Regulation S-X 12-13c, footnote 3.

Response No. 1:	The Registrant acknowledges the Staff’s comment and going forward, will add disclosure to the Schedule of Investments indicating whether a Fund is paying or receiving the financing rate shown.

Comment No. 2:	Please update the caption on the Statement of Operations to indicate that the securities lending income is net of fees and any rebates paid to borrowers.

Response No. 2:

The Registrant acknowledges the Staff’s comment and going forward, will add disclosure to the Statement of Operations indicating that the caption “Securities lending income” is net of fees and rebates paid to borrowers.

Comment No. 3:

The rates on the Contracts for Differences in the Funds’ Schedule of Investments appear to be fixed rates and not variable rates. Please confirm that the rates shown are fixed. If not, please update the disclosure in accordance with Regulation S-X 12-12, footnote 4.

Response No. 3:	The Registrant confirms that the rates on the Contracts for Differences are variable and going forward, will add the appropriate disclosure to the Schedule of Investments.

* * * * * * * * * *

Should you have any comments or questions, please contact the undersigned at (631) 793-5758.

Sincerely,

/s/ Christopher J. Tafone

Christopher J. Tafone, Esq.

Associate General Counsel, Corebridge Financial, Inc.

Vice President, Chief Legal Officer and Secretary, VALIC Company I

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